                                                                    Exhibit 99.1


[VIVENDI LOGO]


NOTE TO READERS: Vivendi Universal provided preliminary, unaudited revenue information on a French GAAP basis for the first quarter 2003 to `Balo' an official French business newspaper for publication in accordance with French regulatory requirements.


                           VIVENDI UNIVERSAL ANNOUNCES
                         REVENUES FOR FIRST QUARTER 2003

PARIS, MAY 15, 2003 - Vivendi Universal's (PARIS BOURSE: EX FP; NYSE:V) consolidated revenues for the first quarter of 2003 amounted to E6,232 million compared with E14,649 million for first quarter of 2002. Excluding Vivendi Environnement, the publishing businesses divested in 2002 and 2003, and exchange rate fluctuations, pro forma (1) first quarter 2003 revenues declined 3%. Despite the 18% fall in the dollar against the euro since the first quarter of 2002, given its business units' performance improvements, Vivendi Universal can confirm its earnings targets for full year 2003:

      - Strong improvement in operating income and cash flow from operations on a like-for-like basis

      -     Return to profit (excluding non-recurring items and goodwill).


Consolidated revenues

In Emillion                                      1Q 2003                   1Q 2002               Change
Cegetel -SFR                                      1,781                     1,713                 +4%
Maroc Telecom                                      357                       355                  +1%
UMG                                               1,100                     1,364                 -19%
VUE                                               1,446                     1,375                 +5%
Canal+ Group                                      1,166                     1,199                 -3%
VU Games                                           106                       125                  -15%
TOTAL FOR MAIN BUSINESSES                         5,956                     6,131                 -3%
Other                                              276                       353                  -22%
TOTAL (EXCLUDING DIVESTMENTS)                     6,232                     6,484                 -4%
Divestments                                         0                       8,165                  NA
TOTAL                                             6,232                    14,649                  NA

Pro forma revenues (1) at constant exchange rates

In Emillion                                      1Q 2003                   1Q 2002               Change
Cegetel - SFR                                     1,781                     1,713                 +4%
Maroc Telecom                                      374                       355                  +6%
UMG                                               1,236                     1,364                 -9%
VUE                                               1,764                     1,851                 -5%
Canal+ Group                                      1.171                     1,174                  0%
VU Games                                           124                       125                  -1%
TOTAL FOR MAIN BUSINESSES                         6,450                     6,582                 -2%
Other                                              311                       353                  -12%
TOTAL                                             6,761                     6,935                 -3%



MAIN CHANGES FOR THE SIX MAIN BUSINESSES

Cegetel - SFR: Mobile telephony generated revenues of E1.6 billion, up 6% despite the slowdown in market growth. SFR won 164,000 new customers and increased its market share in France to 35.3% compared with 34.2% for the same period in 2002. The monthly churn rate fell to just below 2%, against 2.2% in 2002. At March 31, 2003, SFR had 13.7 million customers, of which 54.2% were subscribers compared with 50.1% at the same date in 2002.

Maroc Telecom: First quarter 2003 revenues amounted to E374 million on a constant currency basis, a 6% increase. At the end of March, Maroc Telecom had 4,725,000 customers in mobile telephony (a 20% rise) and 1,116,000 customers in fixed-line telephony (flat compared with first quarter 2002).

Universal Music Group: The ongoing weakness in the global music market resulted in 9% revenue decline on a constant currency basis (decline 19% taking into account exchange rate fluctuations). However, UMG continued to outperform the market with strong sales of the debut release by 50 Cent (5.5 million units in the quarter and the best selling release by any company so far this year) and strong carryover sales from 2002 releases by T.A.T.U and the 8 Mile original soundtrack featuring Eminem. In the U.S., the music market album unit sales declined 9.9% against the prior year as measured by SoundScan, while UMG increased current album market share 3.5% to 30.9%.

VUE: Published revenues for VUE rose 5%. Excluding exchange rate fluctuations, the increase was 28%. The rise is due principally to the acquisition of USA Networks on May 7, 2002. On a pro forma basis, including the acquisition of USA Networks from January 1, 2002 and excluding exchange rate fluctuations, VUE's revenues were down 5%. The television business recorded 12% growth in dollars. As expected, film business revenues fell 8% in dollars because there were fewer theatrical releases in the first quarter.

Canal+ Group: Pro forma revenues for the Canal+ Group were flat. Revenue growth in pay television in France benefited from a good performance from CanalSatellite. Revenues from the film business fell, due to fewer major releases in the first quarter.

Vivendi Universal Games: Revenues, excluding exchange rate fluctuations, amounted to E124 million, down 0.6%. Including rate fluctuations, revenues declined 15% year on year. VUG's top selling games worldwide were Spyro IV (E9.6 million), Crash V (E7.6 million) and Warcraft III (E7.6 million).


(1) The pro forma information illustrates the effect of the acquisition of the entertainment assets of USA Networks, Inc., the disposal of VUP assets in 2002 & 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Vivendi Environnement using the equity method at January 1, 2002 instead of December 31, 2002. The pro forma information is calculated as a simple sum of the actual revenues of Vivendi Universal's businesses (excluding businesses sold) with the actual revenues reported by each of the acquired businesses in each period presented. Additionally, the revenues of Universal Studios international television networks are reported by Universal Television Group. This reclassification has no impact on the total revenues of Vivendi Universal. The pro forma revenues are not necessarily indicative of the combined revenues that would have occurred had the transactions actually occurred at the beginning of 2002


IMPORTANT DISCLAIMER:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that : that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed disposals and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; grade as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders are urged to read those documents at the Commission's website at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal. Vivendi Universal does not undertake nor does it have any obligation to provide updates or to revise any forward-looking statements.


CONTACTS:

MEDIA
PARIS
Antoine Lefort
+33 (1).71.71.1180
Agnes Vetillart
+33 (1).71.71.3082
Alain Delrieu
+33 (1).71.71.1086

NEW YORK
Anita Larsen
(1) 212.572.1118

                 VIVENDI UNIVERSAL
                REVENUES BY BUSINESS SEGMENT
              (French GAAP, Unaudited)

                                                                                 QUARTER ENDED MARCH 31
                                                                  ACTUAL (1)                              PRO FORMA (5)
                                                    -------------------------------------     ------------------------------------
                                                     2003           2002         % Change      2003           2002        % Change
                                                    -------        -------       --------     -------       -------        -------
                                                            (In millions of euros)                   (In millions of euros)
REVENUES
    Cegetel - SFR                                   E 1,781        E 1,713            4%      E 1,781       E 1,713            4%
Mobile                                                1,559          1,476            6%        1,559         1,476            6%
Fixed and Others                                        222            237           -6%          222           237           -6%
    Maroc Telecom                                       357            355            1%          357           355            1%
    Universal Music Group                             1,100          1,364          -19%        1,100         1,364          -19%
    Vivendi Universal Entertainment                   1,446          1,375            5%        1,446         1,851          -22%
Universal Pictures Group                                855          1,112          -23%          855         1,148          -26%
Universal Television Group                              449             74         x 6.1          449           511          -12%
Universal Park & Resorts and other                      142            189          -25%          142           192          -26%
     Canal+ Group                                     1,166          1,199           -3%        1,166         1,174           -1%
Pay TV                                                  672            656            2%          672           656            2%
Cinema                                                   83            109          -24%           83           109          -24%
Others                                                  411            434           -5%          411           409            0%
    Vivendi Universal Games (2)                         106            125          -15%          106           125          -15%
                                                    -------        -------       --------     -------       -------        -------
                                                      5,956          6,131           -3%        5,956         6,582          -10%
    Others (3)                                          276            353          -22%          276           353          -22%
                                                    -------        -------       --------     -------       -------        -------
    TOTAL VIVENDI UNIVERSAL                         E 6,232        E 6,484           -4%      E 6,232       E 6,935          -10%
                                                    =======        =======       ========     =======       =======        =======
      (EXCLUDING BUSINESSES SOLD IN 2002 & 2003)

    TOTAL VIVENDI UNIVERSAL                                                                   E 6,761       E 6,935           -3%
                                                                                              =======       =======        =======
       (EXCLUDING BUSINESSES SOLD IN 2002 & 2003,
         AND ON A CONSTANT CURRENCY BASIS)


    Vivendi Environnement                                 -          7,500            na

    VUP assets sold during 2002 and 2003 (4)              -            665            na

                                                    -------        -------       --------
    TOTAL VIVENDI UNIVERSAL                         E 6,232       E 14,649          -57%
                                                    =======        =======       ========


(1) Totals represent actual revenues to be published in BALO. In order to present meaningful comparative earnings trends for our major businesses, refer to pro forma revenues.

(2) Formerly part of Vivendi Universal Publishing (VUP). Includes Kids Activities e.g. Adi/Adibou in France and JumpStart in the United States.

(3) Principally comprised of Vivendi Telecom International, Internet, Vivendi Valorisation (previously reported in non-core businesses) and VUP assets not sold during 2002 & 2003 (Comareg and publishing activities in Brazil).

(4) Comprised of the Consumer Press Division sold to the Socpresse Group at the beginning of February 2003, VUP assets sold to Investima 10, which is wholly owned by Natexis Banques Populaires in December 2002, Houghton Mifflin sold in December 2002 and VUP's Business to Business and Health divisions sold in June 2002.

(5) The pro forma information illustrates the effect of the acquisition of the entertainment assets of USA Networks, Inc., the disposal of VUP assets in 2002 & 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Vivendi Environnement using the equity method at January 1, 2002 instead of December 31, 2002.

     The pro forma information is calculated as a simple sum of the actual revenues of Vivendi Universal's businesses (excluding businesses sold) with the actual revenues reported by each of the acquired businesses in each period presented. Additionally, the revenues of Universal Studios international television networks are reported by Universal Television Group. This reclassification has no impact on the total revenues of Vivendi Universal. The pro forma revenues are not necessarily indicative of the combined revenues that would have occurred had the transactions actually occurred at the beginning of 2002.